Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Plus Inc.

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On September 29, 2021, PlusAI Corp issued the following press release.

Plus Delivers Initial Production Units of the PlusDrive Autonomous Driving Technology Solution to the World’s Largest Heavy Duty Truck Manufacturer FAW
New pre-orders from Rokin and Duckbill for autonomous trucks add to Plus’s commercialization momentum

Cupertino, CA ‒ September 29, 2021 ‒ Plus (formerly Plus.ai), a global provider of self-driving truck technology that recently disclosed its proposed business combination with Hennessy Capital Investment Corp. V (NASDAQ: HCIC), announced today that Plus has delivered the initial production batch of PlusDrive autonomous driving units to FAW in order for FAW to integrate the units and launch China’s first driver-in autonomous trucks.

The delivery is part of an agreement with FAW in which Plus sells PlusDrive units to FAW, which will handle the installation of the autonomous driving technology on their factory production line. FAW will leverage its extensive sales and service network to manage the sales and maintenance of the autonomous trucks. FAW and Plus will work together to update and maintain the autonomous driving technology behind PlusDrive.

“2021 has been a particularly exciting year for our team at Plus as we start to deliver our core autonomous trucking product, PlusDrive, to the market. Whether that is directly to fleets as we have done in the U.S. or to OEMs like FAW in China, we are excited that soon fleets will be operating their PlusDrive-enabled autonomous trucks on public roads in both the U.S. and China. Looking ahead, we will continue to execute against our go-to-market strategy as a technology provider enabling the trucking industry with our cutting-edge autonomous driving solution. We are committed to generating long-term, sustainable shareholder value,” said Shawn Kerrigan, COO and Co-founder at Plus.

FAW’s new line of autonomous trucks has so far received thousands of units in pre-orders from large fleets in China, including new pre-orders from Rokin and Duckbill which adds to the pre-order from Guangzhou Zhihong.

Xiong Xingming, CEO at Rokin, China’s largest refrigerated and frozen goods transport company with more than 60,000 trucks, said: “Autonomous trucks powered by PlusDrive are a revolutionary product for our industry. It enhances safety, efficiency and sustainability. This will bring tremendous benefit to our network of commercial vehicles.”

“As the trucking industry faces a continued driver shortage, the demand for autonomous trucks that enhance the safety, efficiency and sustainability of long-haul trucking is increasing. We recognize the immense value that FAW’s autonomous trucks powered by PlusDrive will be able to deliver across our network of over 30,000 trucks,” said Liu Zhiyuan, CEO and Founder of Guangzhou Zhihong.

Temasek Holdings-backed container truck fleet company, Duckbill, operates a network of over 40,000 trucks. Tang Hongbin, CEO and Founder of Duckbill, said: ”Container trucking is growing significantly, and fleet efficiency is critically important for the continued expansion of our business. We look forward to working with Plus on applying autonomous driving technology to make container trucking more efficient, lower shipping costs, and benefit consumers globally.”

About Plus

Plus is a global leader in autonomous driving technology for long-haul trucking, headquartered in Silicon Valley and founded in 2016 by serial entrepreneurs and industry veterans who have extensive experience in high tech and artificial intelligence. Plus is developing low-cost, high-performance full-stack Level 4 autonomous driving technology to make long-haul trucking safer, more efficient, and more sustainable. Plus is also collaborating with leading truck manufacturers, fleets, and ecosystem partners to drive the development of decarbonization transportation solutions including autonomous trucks powered by natural gas. For more information, please visit www.plus.ai or follow us on LinkedIn or YouTube.

On May 7, 2021, PlusAI Corp., Plus Inc. (“New Plus”) and Hennessy Capital Investment Corp. V (NASDAQ: HCIC) (“Hennessy Capital”) entered into a definitive business combination agreement. Upon the closing of the proposed business combination, Plus will be a publicly traded company, and its common stock is expected to trade on the NYSE under the ticker symbol “PLAV”. The proposed business combination has been unanimously approved by the Boards of Directors of both Plus and Hennessy Capital. The closing of the proposed business combination is subject to approval by the stockholders of both Plus and Hennessy Capital and the satisfaction of the necessary regulatory approvals and customary closing conditions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Plus’s future plans, strategy and performance. Such statements include, but are not limited to, Plus’s current or future production capacity and deliveries, Plus’s technology, the general and specific types of potential benefits from Plus’s technology, including those relating to safety, efficiency, sustainability, driver retention and cost-reductions, industrial sectors in which Plus’s technology can provide benefits, the size and growth of the markets in which Plus’s current or future end-customers operate, the timing of when, if at all, Plus’s technology is used on public roads by Plus’s customers, receipt of binding orders for Plus’s products pursuant to non-binding pre-orders for FAW’s autonomous trucks, future orders or pre-orders for FAW’s or Plus’s products, FAW’s continued purchases of Plus’s technology, Plus’s ability to rely on and benefit from FAW’s commercial, sales, and service networks, future collaboration between FAW and Plus and any potential benefits from any such collaboration, Plus’s execution against or the anticipated results of Plus’s go-to-market strategy, the timing for the rollout of Plus’s technology including an at-scale rollout of Plus’s technology, Plus’s progress towards an at-scale rollout of Plus’s technology, Plus’s ability to compete with its competitors, Plus’s ability to achieve financial or other operational results, including long-term shareholder value, and statements relating to the proposed business combination between Plus and Hennessy Capital. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially, including the relationship between FAW and Plus, the ability of Plus to commercialize its autonomous driving system, delays in the design, production and launch of new products, the ability of Plus’s and FAW’s end-customers to obtain anticipated benefits of Plus’s technology, demand for Plus’s and FAW’s products and technology, FAW’s continued purchases of Plus’s products, risks related to the proposed business combination between Plus and Hennessy Capital and those more fully described under the section entitled “Risk Factors” in Form F-4 that New Plus will file with the Securities and Exchange Commission. These forward-looking statements are made as of the date of this press release, and Plus and Hennessy Capital assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Important Information for Investors and Shareholders

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website at http://www.plus.ai or by directing a request to Lynn Miller, General Counsel, 20401 Stevens Creek Boulevard, Cupertino, California 95014 or by telephone at (408) 508-4758, and/or on Hennessy Capital’s website at http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

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PLUS CONTACTS

MEDIA
Lauren Kwan
pr@plus.ai

INVESTOR RELATIONS
Jessie Fan
ir@plus.ai

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